[redacted]

15045774

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2015
Washington DC
404

SEC FILE NUMBER
8- 48724

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Churchill Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

295 N. Hubbards Ln Suite 203
(No. and Street)

Louisville (City) KY (State) 40207 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Hunter, Jr. 502-895-3535
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mountjoy Chilton Medley
(Name – *if individual, state last, first, middle name*)

2600 Meidinger Tower 462 South 4th St (Address) Louisville (City) KY (State) 40202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John J. Hunter, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Churchill Financial, LLC, as of 12/31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

My commission expires on October 28, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditor's report on internal accounting protocol.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Churchill Financial, LLC

December 31, 2014

SEC Headquarters
Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, D.C. 20549

Chicago Regional Office
David A. Glockner, Regional Director
175 W. Jackson Boulevard, Suite 900
Chicago, IL 60604

FINRA/Financial Operations

Churchill Financial, LLC

Contents

MCM
CPAs & ADVISORS

Report of Independent Registered Public Accounting Firm

To the Members of
Churchill Financial, LLC

We have audited the accompanying financial statements of Churchill Financial, LLC, which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Churchill Financial, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Churchill Financial, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of Churchill Financial, LLC's financial statements. The supplemental information is the responsibility of Churchill Financial, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the

underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mountjoy Chilton Medley LLP

Louisville, Kentucky
February 23, 2015

Churchill Financial, LLC
Statement of Financial Condition
As of December 31, 2014

ASSETS

Cash and equivalents	$	192,670
Deposits with clearing firms		107,535
Receivable from brokers and dealers		191,325
Prepaid expenses		36,715
Fixed assets, net of accumulated depreciation of $52,542		55,187
Total assets	$	583,432

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	36,984
Members' equity		546,448
Total liabilities and members' equity	$	583,432

See accompanying notes.

Churchill Financial, LLC
Statement of Income
For the Year Ended December 31, 2014

Revenues:	
Commissions	$ 2,654,373
Investment advisory fees	57,101
	2,711,474
Expenses:	
Clearing fees	596,292
Occupancy and equipment rental	27,643
Compensation costs and guaranteed payments to partners	1,138,304
Other operating expenses	246,792
	2,009,031
Income Before Income Taxes	702,443
Income Tax Expense	40,950
Net income	$ 661,493

See accompanying notes.

Churchill Financial, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2014

Balance, beginning of year	$	616,955
Net income		661,493
Distributions		(732,000)
Balance, end of year	$	546,448

See accompanying notes.

Churchill Financial, LLC
Statement of Cash Flows
For the Year Ended December 31, 2014

Cash flows from operating activities:		
Net income	$	661,493
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation		22,568
(Increase) decrease in operating assets:		
Deposits with clearing firms		(40)
Receivable from brokers and dealers		65,147
Prepaid expenses		(948)
(Decrease) in operating liabilities:		
Accounts payable and accrued expenses		(8,697)
Net cash provided by operating activities		739,523
Cash flows from investing activities:		
Purchase of fixed assets		(9,821)
Net cash used in investing activities		(9,821)
Cash flows from financing activities:		
Member distributions		(732,000)
Net cash used in financing activities		(732,000)
Net decrease in cash and equivalents		(2,298)
Cash and equivalents, beginning of year		194,968
Cash and equivalents, end of year	$	192,670

See accompanying notes.

Churchill Financial, LLC
Notes to Financial Statements
For the Year Ended December 31, 2014

Note 1 – Nature of Business and Significant Accounting Policies

Churchill Financial, LLC (the Company) is a broker/dealer in securities registered with the Securities and Exchange Commission under the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii). These provisions provide that all funds and securities belonging to customers be handled by a correspondent broker/dealer. In addition, the liability of the members of the Company is limited to the member's total capital contributions.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP). The Accounting Standards Codification (ASC) as produced by the Financial Accounting Standards Board (FASB) is the sole source of authoritative GAAP for non-governmental entities.

The accounting policies followed by the Company are as follows:

Statement of Income

For purposes of this statement, the Company recognizes commissions and related clearing expenses on a settlement date basis as security transactions occur.

Statement of Cash Flows

For purposes of this statement, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At various times throughout the year, the Company may have balances in excess of Federal Deposit Insurance Corporation (FDIC) insurance limits.

Income Taxes

The Company is organized as a limited liability company and has elected to be taxed as a partnership for Federal income tax purposes. Therefore, net income for Federal and State income tax purposes is passed through to the members personally. Income tax expense represents local income taxes for the year ending December 31, 2014.

The Company recognizes uncertain tax positions using the "more-likely-than-not" approach as defined in the ASC. No liability for uncertain tax positions has been recorded in the accompanying financial statements. The Company's 2011-2013 federal tax years remain open and subject to examination.

Use of Estimates

Preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those reported.

Accounts Receivable

Management considers all accounts receivable to be collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is provided on a straight-line basis using an estimated useful life of three to five years.

Advertising Costs

The Company expenses advertising costs as incurred. There was no advertising expense for the year ended December 31, 2014.

Subsequent Events

The Company evaluated events through the date on which the financial statements were available to be issued and no additional disclosures were required.

Note 2 – Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, a minimum net capital requirement must be maintained, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2014 or the procedures followed in making the periodic computation required. At December 31, 2014, the Company had net capital of $449,435 and net capital requirements of $5,000. The ratio of aggregate indebtedness to net capital was 0.082 to 1 at December 31, 2014. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 – Possession or Control Requirements

The Company adheres to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by transmitting all customer funds and securities to the clearing broker who carries the customer accounts. Therefore, the Company does not hold or have any possession or control of customer funds or securities.

Note 4 – Concentration of Risk

Substantially all commissions earned by the Company were received from trades directed by one investment management firm, Cullinan Associates, Inc. Certain members of the Company are also stockholders of Cullinan Associates, Inc.

Note 5 – Simplified Employee Pension Plan

The Company has a Salary Deferral Simplified Employee Pension plan (SAR-SEP), whereby it may (but is not required to) make discretionary contributions on behalf of employees who have been with the Company for two years or more. In addition, eligible employees may make contributions to the SEP. There were $145,365 of Company contributions during the year.

Note 6 – Operating Leases

In November 2012, the Company entered into a five year lease agreement as assignee, under a lease agreement that Cullinan Associates (See Note 4) has with a lessor. This operating lease requires monthly lease payments of $2,204 per month in advance, rising annually during the term of the lease from November 2012 to October 2017. Future minimum rent payments required under this lease are as follows:

2015	$28,395
2016	29,146
2017	24,863
Total	$82,404

The amount charged to rent expense under this lease was $27,643 during the year ended December 31, 2014.

Schedule I

Churchill Financial, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2014

Net capital:	
Total members' equity	$ 546,448
Deduct non-allowable assets and excess fidelity bond deductible	$ 97,013
Net capital before haircuts on securities positions (tentative net capital)	449,435
Haircuts on securities positions	0
Net capital	$ 449,435
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 36,984
Total aggregate indebtedness	$ 36,984
Computation of basic net capital requirement:	
Minimum net capital required	$ 5,000
Excess net capital	$ 444,435
Ratio: aggregate indebtedness to net capital	0.082 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2014)	
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 449,435
Net capital per above	$ 449,435

See accompanying independent auditor's report.

CPAs & ADVISORS

Report of Independent Registered Public Accounting Firm

To the Members of
Churchill Financial, LLC

We have reviewed management's statements, included in the accompanying Churchill Financial, LLC Exemption Report, in which (1) Churchill Financial, LLC (the Company), identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mountjoy Chilton Medley LLP

Louisville, Kentucky
February 23, 2015

Kentucky
Indiana
Ohio

Mountjoy Chilton Medley LLP
P 502.749.1900 I F 502.749.1930
2600 Meidinger Tower I 462 South Fourth Street I Louisville, KY 40202
www.mcmcpa.com I 888.587.1719
An Independent Member of Baker Tilly International

Churchill
FINANCIAL, LLC
A Tradition of Trust.

Churchill Financial, LLC Exemption Report

Churchill Financial, LLC
295 N. Hubbards Lane
Louisville, KY 40207

SEC File No.: 8-48724
CRD No.: 39462

For the year ended December 31, 2014

In accordance with Rule 17a-5(d)(4), we confirm, to the best of our knowledge and belief, that:

1. We are exempt from §240.15c3-3 under the provisions of §240.15c3-3(k)(2)(ii);
2. We met the exemption provisions in §240.15c3-3(k)(2)(ii) throughout the period from January 1, 2014, through December 31, 2014, without exception.

John J Hunter, Jr.

Churchill Financial, LLC

December 31, 2014

SEC Headquarters
Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, D.C. 20549

Chicago Regional Office
David A. Glockner, Regional Director
175 W. Jackson Boulevard, Suite 900
Chicago, IL 60604

FINRA/Financial Operations

Securities Investor Protection Corporation
805 15th Street, N.W.
Suite 800
Washington, D.C 20005-2215

Churchill Financial, LLC

Contents

Independent Accountant's Agreed-Upon Procedures Report On Schedule of Assessment and Payments (Form SIPC-7)

To the Members of
Churchill Financial, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Churchill Financial, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, including bank statements, vouchers, or check copy, noting no differences;

2. Compared the amounts of the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

Kentucky
Indiana
Ohio

Mountjoy Chilton Medley LLP
P 502.749.1900 I F 502.749.1930
2600 Meidinger Tower I 462 South Fourth Street I Louisville, KY 40202
www.mcmcpa.com I 888.587.1719
An Independent Member of Baker Tilly International

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mountjoy Chilton Medley LLP

Louisville, Kentucky
February 23, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048724 FINRA DEC
CHURCHILL FINANCIAL LLC 14*14
295 N HUBBARDS LN STE 203
LOUISVILLE KY 40207-8230

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

John Hunter 502-895-3535

2. A. General Assessment (item 2e from page 2) $ 5,357

B. Less payment made with SIPC-6 filed (exclude interest) (2,370)
7/25/2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,987

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,987

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,987

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Churchill Financial, LLC
(Name of Corporation, Partnership or other organization)

John Hunter
(Authorized Signature)

Dated the 23rd day of January, 20 15.

Vice President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/14

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	2,711,474
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	568,773
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 2,142,701
2e. General Assessment @ .0025	$ 5,357
	(to page 1, line 2.A.)